SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Unaudited Condensed Consolidated Interim Financial Statements under U.S. GAAP
GOL Linhas Aéreas Inteligentes S.A.
March 31, 2008 and December 31, 2007, with Report of Independent Registered Public Accounting Firm

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

March 31, 2008 and December 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders’ of
Gol Linhas Aéreas Inteligentes S.A.

We have reviewed the condensed consolidated balance sheet of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries as of March 31, 2008, the related condensed consolidated statements of income and cash flows for the three-month periods ended March 31, 2008 and 2007 and the condensed consolidated statements of shareholders’ equity and comprehensive income for the three-month period ended March 31, 2008. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical review procedures to financial data, and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries as of December 31, 2007, and the related consolidated statements of income, cash flows and shareholders equity and comprehensive income for the year then ended (not presented herein) and in our report dated February 12, 2008, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2007 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

ERNST & YOUNG
Auditores Independentes S.S.

Maria Helena Pettersson
Partner

São Paulo, Brazil
April 25, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS
March 31, 2008 and December 31, 2007
(In thousands of Brazilian Reais)

	March 31, 2008	December 31, 2007

	(Unaudited)
Assets
Current assets
Cash and cash equivalents	R$ 452,217	R$ 574,363
Short-term investments	589,714	858,438
Receivables, less allowance (2008 – R$30,118; 2007 – R$ 23,297)	354,289	916,133
Inventories of parts and supplies	201,901	209,926
Deposits	172,308	192,357
Recoverable and deferred taxes	71,302	90,090
Prepaid expenses	101,580	143,756
Other	59,487	144,484

Total current assets	2,002,798	3,129,547

Property and equipment
Pre-delivery deposits	699,762	543,906
Flight equipment	1,987,012	1,690,903
Other	181,486	179,709

	2,868,260	2,414,518
Accumulated depreciation	(327,543)	(269,633)

Property and equipment, net	2,540,717	2,144,885

Other assets
Deposits	420,612	397,308
Deferred income taxes	202,265	47,121
Goodwill	538,944	272,975
Tradenames	63,109	124,883
Airport operating rights	560,842	746,734
Other	176,982	138,968

Total other assets	1,962,754	1,727,989

Total assets	R$ 6,506,269	R$ 7,002,421

	March 31, 2008	December 31, 2007

	(Unaudited)
Liabilities and shareholders’ equity
Current liabilities
Short-term borrowings	R$ 28,077	R$ 496,788
Current portion of long-term debt	403,455	308,285
Current obligations under capital leases	101,578	93,020
Accounts payable	251,942	326,364
Salaries, wages and benefits	165,794	163,437
Sales tax and landing fees	146,614	152,332
Air traffic liability	292,441	472,860
Aircraft leasing payable	33,096	35,982
Insurance premium payable	19,395	44,150
Dividends payable	36,964	75,610
Deferred revenue	88,373	90,843
Other	70,117	27,671

Total current liabilities	1,637,846	2,287,342

Non-current liabilities
Long-term debt	1,045,209	1,066,102
Obligations under capital leases	944,570	776,578
Deferred revenue	294,705	287,191
Estimated civil and labor liabilities	146,507	32,075
Other	122,139	177,870

	2,553,130	2,339,816
Shareholders’ equity
Preferred shares, no par value; 93,960,299
and 94,709,463 issued and outstanding in
2008 and 2007, respectively	1,205,801	1,205,801
Common shares, no par value; 107,590,792
issued and outstanding in 2008 and 2007	41,500	41,500
Additional paid-in capital	39,638	39,132
Treasury Shares, at cost: 749,500 shares	(20,864)	-
Appropriated retained earnings	87,227	87,227
Unappropriated retained earnings	958,978	998,936
Accumulated other comprehensive income	3,013	2,667

Total shareholders’ equity	2,315,293	2,375,263

Total liabilities and shareholders’ equity	R$ 6,506,269	R$ 7,002,421

See accompanying notes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
March 31, 2008 and 2007
(In thousands of Brazilian Reais, except per share amounts)

	Three-Months periods ended March 31,

	2008	2007

Net operating revenues
Passenger	R$ 1,499,336	R$ 975,361
Cargo and Other	107,743	65,911

Total net operating revenues	1,607,079	1,041,272

Operating expenses
Salaries, wages and benefits	241,188	132,065
Aircraft fuel	664,132	361,298
Aircraft rent	149,660	95,331
Sales and marketing	140,207	76,555
Landing fees	86,300	54,972
Aircraft and traffic servicing	117,445	57,888
Maintenance materials and repairs	60,588	46,248
Depreciation	56,468	28,546
Other	112,478	63,309

Total operating expenses	1,628,466	916,212

Operating income (expense)	(21,387)	125,060

Other income (expense)
Interest expense	(59,982)	(27,024)
Capitalized interest	10,872	4,617
Interest and investment income	67,469	88,606
Other expenses, net	(1,696)	(31,558)

Total other income	16,663	34,641

Income (loss) before income taxes	(4,724)	159,701

Income taxes (expense) benefit	1,181	(43,119)

Net income (loss)	R$ (3,543)	R$ 116,582

Earnings (loss) per common and preferred share:

Basic	R$ (0.02)	R$ 0.59
Diluted	R$ (0.02)	R$ 0.59

See accompanying notes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
March 31, 2008 and 2007
(In thousands of Brazilian Reais)

	Three months periods ended March 31,

	2008	2007

Cash flows from operating activities
Net income (loss)	(3,543)	116,582
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation	56,468	28,546
Deferred income taxes	8,202	(1,800)
Allowance for doubtful accounts receivable	6,821	3,117
Other, net	10,126	(4,617)
Changes in operating assets and liabilities:
Receivables	541,951	10,772
Inventories	(6,171)	(48,097)
Accounts payable and other accrued liabilities	(74,422)	(18,028)
Deposits with lessors	13,276	(33,730)
Air traffic liability	(180,419)	(91,384)
Dividends payable	(38,646)	29,576
Deferred revenues	(540)	-
Other, net	54,154	(16,758)

Net cash provided by (used in) operating activities	387,257	(25,821)

Cash flows from investing activities
Deposits for aircraft leasing contracts	(16,531)	6,821
Acquisition of property and equipment	(119,894)	(82,073)
Pre-delivery deposits	(155,856)	(113,289)
Treasury shares	(20,864)	-
Purchase of available-for-sale securities	(589,714)	(1,343,808)
Sale of available-for-sale securities	858,438	1,425,369

Net cash used in investing activities	(44,121)	(106,980)

Cash flows from financing activities
Short-term borrowings	(468,711)	6,518
Proceeds from issuance of long-term debt	74,277	526,203
Dividends paid	(75,060)	(73,515)
Other, net	4,512	11,127

Net cash provided by (used in) financing activities	(464,982)	470,333

Net increase (decrease) in cash and cash equivalents	(122,146)	337,532
Cash and cash equivalents at beginning of the period	574,363	280,977

Cash and cash equivalents at end of the period	452,217	618,509

Supplemental disclosure of cash flow information
Interest paid	54,084	27,024
Income taxes paid	53,612	28,630
Non cash investing activities
Accrued capitalized interest	9,318	(4,617)
Capital leases	180,092	50,614

See accompanying notes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Three-month period ended March 31, 2008 and year-ended December 31, 2007
(In thousands of Brazilian Reais, except for share information)

	Common Shares		Preferred Shares					Retained Earnings		Accumulated other comprehensive income	Total

	Shares	Amount	Shares	Amount	Additional paid-in capital	Deferred compensation	Treasury shares	Appropriated	Unapropriated

Balance at December 31, 2006	107,590,792	R$41,500	88,615,674	R$846,125	R$39,275	R$(3,845)	R$ -	R$39,577	R$1,246,848	R$(4,322)	R$2,205,158
Transfer to appropriated retained earnings	-	-	-	-	-	-	-	34,224	(34,224)	-	-

Comprehensive income:
Net income	-	-	-	-	-	-	-	-	102,513	-	102,513
Change in fair value of derivative instruments,
net of taxes	-	-	-	-	-	-	-	-	-	6,989	6,989

Total Comprehensive income	-	-	-	-	-	-	-	-	-	-	109,502
Paid-in subscribed capital	-	-	11,569	432	-	-	-	-	-	-	432
Deferred compensation	-	-	-	-	1,290	-	-	-	-	-	1,290
Amortization of deferred compensation	-	-	-	-	-	2,412	-	-	-	-	2,412
Capital increase	-	-	6,082,220	359,244	-	-	-	-	-	-	359,244
Transfer to appropriated retained earnings	-	-	-	-	-	-	-	13,426	(13,426)	-	-
Dividends payable and interest on
shareholders’ equity	-	-	-	-	-	-	-	-	(302,775)	-	(302,775)

Balance at December 31, 2007	107,590,792	R$41,500	94,709,463	R$1,205,801	R$40,565	R$(1,433)	R$ -	R$87,227	R$998,936	R$2,667	R$2,375,263

Comprehensive income:
Net loss for the period	-	-	-	-	-	-	-	-	(3,543)	-	(3,543)
Change in fair value of derivative instruments,
net of taxes	-	-	-	-	-	-	-	-	-	346	346

Total Comprehensive income	-	-	-	-	-	-	-	-	-	-	(3,197)
Paid-in subscribed capital	-	-	336	-	-	-	-	-	-	-	-
Deferred compensation	-	-	-	-	444	-	-	-	-	-	444
Amortization of deferred compensation	-	-	-	-	-	62	-	-	-	-	62
Treasury shares	-	-	(749,500)	-	-	-	(20,864)	-	-	-	(20,864)
Interim dividends payable	-	-	-	-	-	-	-	-	(36,415)	-	(36,415)

Balance at March 31, 2008 (Unaudited)	107,590,792	R$ 41,500	93,960,299	R$1,205,801	R$41,009	R$(1,371)	R$(20,864)	R$87,227	R$958,978	R$3,013	R$2,315,293

See accompanying notes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
March 31, 2008 and December 31, 2007
(In thousands of Brazilian Reais)

1. Business Overview

As of March 31, 2008, GOL operated a 79 aircraft fleet (net of two in return), comprised of 37 Boeing 737-800, 30 Boeing 737-700 and 10 Boeing 737-300 aircraft, and VRG (see Note 4) operated a 35-aircraft fleet (net of four in return), comprised of 7 Boeing 737-800, 2 Boeing 737-700, 11 Boeing 737-300 and 11 Boeing 767-300 aircraft. During the first quarter of 2008, GOL served 58 destinations (50 in Brazil, 3 in Argentina, and 1 each in Bolivia, Chile, Paraguay, Peru, and Uruguay), and VRG served 21 destinations (14 in Brazil, and 1 each in Argentina, Chile, Colombia, France, Mexico, Spain and Venezuela).

2. Summary of Significant Accounting Policies

a) Basis of presentation

These condensed consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (US GAAP) for interim financial information, using Brazilian Reais as the functional and reporting currency. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. In the opinion of management, the condensed consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company’s results for the periods presented. The exchange rates, per US Dollar at March 31, 2008 and December 31, 2007 were R$ 1.7491 and R$ 1.7713, respectively. The average exchange rates for March 31, 2008 and 2007 were R$1.7379 and R$ 2.1085, respectively, (these rates are provided for reference purposes). The accounting principles adopted under US GAAP differ in certain respects from accounting principles generally accepted in Brazil (“Brazilian GAAP”), which the Company uses to prepare its statutory financial statements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the date of the financial statements and during the reporting period. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies (Continued)

a) Basis of presentation (Continued)

The condensed consolidated financial statements include accounts of Gol Linhas Aéreas Inteligentes S.A. and of its wholly-owned subsidiaries Gol Transportes Aéreos S.A. (GTA), GTI S.A., GAC Inc., Gol Finance and indirect ownership of VRG Linhas Aéreas S.A and SKY Finance. Results include those of VRG since April 9, 2007, the date the Company assumed operations of VRG. All significant intercompany balances have been eliminated.

The results of the three-month period ended March 31, 2008 are not necessarily indicative of the results that might be expected for the full year ending December 31, 2008. The balance sheet at December 31, 2007 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by US GAAP for complete financial statements. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes for the year ended December 31, 2007.

In September 2006, the FASB issued statement No 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. The purpose of SFAS 157 is to eliminate the diversity in practice associated with measuring fair value as caused by the application of existing accounting pronouncements. SFAS 157 emphasizes that fair value is a market-based measurement and thus, should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS has established a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (1) observable inputs such as quoted prices in active markets, (2) inputs other than the quoted prices noted above that are observable either directly or indirectly and (3) unobservable inputs in which there is little or no market data and requires the reporting entity to develop its own assumptions. The Company has adopted the provisions of SFAS 157 as of January 1, 2008. The adoption of such pronouncement did not generate a material impact on the Company´s financial position, except for certain required disclosures about fair value measurements for interim periods and fiscal years. For additional information regarding recurring and nonrecurring fair value measurements, see Note 12.

2. Summary of Significant Accounting Policies (Continued)

b) New accounting pronouncements

In March 2008, the FASB issued SFAS 161, "Disclosures about Derivative Instruments and Hedging Activities” - an amendment of FASB Statement 133”, (SFAS "161"), which requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. Disclosing the fair values of derivative instruments and their gains and losses in a tabular format provides a more complete picture of the location in an entity's financial statements of both the derivative positions existing at period end and the effect of using derivatives during the reporting period. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early adoption is permitted. Management is currently evaluating the effect of this pronouncement on financial statements.

3. Business Combination

On April 9, 2007, the Company acquired VRG. The total purchase price was R$ 558,744 (US$ 290,076) of which R$ 194,087 (US$100,762) was paid in cash, net of cash acquired, R$ 357,235 (US$ 185,461) was paid in non-voting preferred shares and R$ 7,422 (US$ 3,853) was acquisition cost. The value of Company’s preferred shares issued as consideration to the shareholders of VRG was determined based on the average market price at the date the transaction was agreed to and announced. The purchase contract includes provisions for a post-closing purchase price adjustment based on an audit of specific assets and liabilities. Disputed items involved in the arbitration process pursuant to this contract provision could result in a reduction of the purchase price of up to R$ 153,000. The results of VRG’s operations have been consolidated since April 9, 2007, the acquisition date.

Under the purchase method of accounting, the total purchase price is allocated to the net tangible and intangible assets acquired and liabilities assumed based on their fair values as of the date of acquisition.

3. Business Combination (Continued)

The valuation of the assets acquired and liabilities assumed was based on management’s best available estimate of fair value for the assets and liabilities of VRG considering the prevailing market conditions at the date of acquisition. The Company finalized the purchase price allocation during the quarter ended March 31, 2008. The final valuation of airport operating rights was R$ 185,892 lower than estimated due to increased information available to management related to estimating the future cash flows for the routes associated with the airport operating rights acquired. The final valuation of tradenames was R$ 61,774 lower than estimated due to additional information available to management leading to revised cash flow projections for the brand of VRG, which was acquired out of bankruptcy. Liabilities assumed increased by R$83,602 primarily due to amounts owed to the companies in judicial recovery not recognized by sellers at the time of the acquisition, liabilities identified in jurisdictions where Brazilian law is not recognized and revised estimates of the probability of the seller honoring payment of liabilities.

The following table summarizes the final allocation of the fair value of assets acquired and liabilities assumed:

Assets acquired
Accounts receivable	24,153
Inventories	5,442
Deferred income tax assets	224,155
Fixed assets	11,740
Intangible assets	623,951
Other assets	101,206

Total assets acquired	990,647

Liabilities assumed
Accounts payable	(220,862)
Air traffic liability	(38,792)
Deferred revenue	(375,497)
Debentures	(87,876)
Deferred income taxes	(110,939)
Other liabilities	(136,881)

Total liabilities assumed	(970,847)

Net assets acquired	19,800

Purchase price, net of cash acquired	558,744

Goodwill	538,944

3. Business Combination (Continued)

Goodwill represents the excess of the purchase price of the acquired business over the fair value of the net assets acquired and is tax-deductible in the amount of R$ 375,469. Intangible assets with indefinite lives consist of the fair value allocated to airport operating rights and tradenames, valued at R$ 560,842 and R$ 63,109, respectively.

VRG’s airport operating rights in Brazil were determined to have an indefinite useful life due to several factors and considerations, including requirements for necessary permits to operate within Brazil and limited slot availability in the most important airports in terms of traffic volume. The VRG tradenames were determined to have indefinite useful lives due to several factors and considerations, including the brand awareness and market position, customer recognition and loyalty and the continued use of the VARIG tradenames. In the event the Company determines that the value of goodwill or intangible assets with indefinite lives has become impaired, the Company will recognize a charge for the amount of impairment during the period in which the determination is made.

4. Short-term Investments

	March 31, 2008	December 31, 2007

Investments
Bank Deposit Certificates – CDB	R$ 148,965	R$ 150,066
Public Securities	290,491	111,951
Fixed Income Securities	150.258	596,421

	R$ 589,714	R$ 858,438

The following is a summary of available-for-sale securities:

March 31, 2008

	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value (Net Carrying Amount)

Public Securities and Fixed Income Securities	R$ 44	R$ (135)	R$ 440,749
Bank Deposit Certificates – CDB	-	(259)	148,965

	R$ 44	R$ (394)	R$ 589,714

4. Short-term Investments (Continued)

December 31, 2007

	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value (Net Carrying Amount)

Public Securities and Fixed Income Securities	R$ 141	R$ (74)	R$ 708,372
Bank Deposit Certificates – CDB	3	(309)	150,066

	R$ 144	R$ (383)	R$ 858,438

The gross realized gains on sales of available-for-sale securities totaled R$ 8,461 and R$ 4,364 (US$ 4,837 and US$ 2,495), in first quarter 2008 and 2007, respectively, and there were no losses in those periods.

The net carrying value and estimated fair value of debt and marketable equity securities available for sale at March 31, 2008, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

Estimated Fair Value

Due in one year or less	R$ 460,692
Due after one year through three years	92,138
Due after three years	36,884

R$ 589,714

5. Inventories

	March 31, 2008	December 31, 2007

Consumable material	17,978	12,107
Parts and maintenance material	100,339	103,833
Advances to suppliers	50,273	44,492
Parts import assets in progress	27,512	44,528
Other	5,799	4,966

	201,901	209,926

6. Short-term Borrowings

At March 31, 2008, the Company had five revolving lines of credit with three financial institutions allowing for combined borrowings up to R$ 577,000. At March 31, 2008 and December 31, 2007, there was R$ 28,077 and R$ 496,788 outstanding borrowings under these facilities, respectively. The weighted average annual interest rate for these Reais-based short-term borrowings at March 31, 2008 and December 31, 2007 was 11.3% and 10.8%, respectively.

7. Debt

At March 31, debt consisted of the following:

	Effective rate	March 31, 2008	December 31, 2007

Local currency:
Secured floating rate BNDES loan	9.15%	62,241	65,775
Secured floating rate BDMG loan	10.27%	14,475	14,315

		76,716	80,090
Foreign currency:
Secured floating rate Bank loan	2.60%	103,488	106,278
Secured floating rate IFC loan	5.96%	80,234	91,604
Unsecured floating rate PDP loan facility	4.42%	455,186	343,612
Unsecured fixed rate Senior notes	7.50%	388,080	398,543
Unsecured fixed rate Perpetual notes	8.75%	344,960	354,260

		1,371,948	1,294,297

		1,448,664	1,374,387

Short-term debt		(403,455)	(308,285)

Long-term debt		1,045,209	1,066,102

The following table provides a summary of our principal payments of long-term debt obligations at March 31, excluding the perpetual notes:

					Beyond
(in R$ 000)	2009	2010	2011	2012	2012	Total

Long-term debt obligations	206,508	31,437	31,437	25,529	405,337	700,249

8. Leases

The company leases its entire fleet under a combination of operating and capital leases. At March 31, 2008, the total fleet was 114 aircraft, of which 87 were operating leases and 27 were recorded as capital leases. During the first quarter 2008, we took delivery of four aircraft under capital leases, two under operating leases and re-classified six operating lease agreements as capital leases, based on renegotiation of lease terms. We returned one 737-300 aircraft during the quarter and at March 31, 2008 six 737-300 aircraft were in the process of being returned.

8. Leases (Continued)

a) Capital leases (Continued)

Future minimum lease payments under capital leases with initial or remaining terms in excess of one year at March 31, 2008 were as follows:

		Thousands of
	Thousands of R$	US$

2009	179,501	102,625
2010	184,612	105,547
2011	183,479	104,899
2012	184,045	105,223
2013	176,524	100,923
After 2013	629,496	359,897

Total minimum lease payments	1,537,657	879,113
Less: Amount representing interest	(491,509)	(281,006)

Present value of net minimum lease payments	1,046,148	598,107
Less current portion	(101,578)	(58,075)

Long-term portion	944,570	540,032

At March 31, 2008, the Company had 27 aircraft classified as capital leases. The capital lease agreements have terms ranging from six to twelve years. Thirteen of the Company’s aircraft leases contain bargain purchase options.

The amounts applicable to these aircraft included in property and equipment were:

	March 31,	December
	2008	31, 2007

Flight equipment	1,299,192	1,081,885
Less accumulated depreciation	(62,770)	(36,791)

	1,236,422	1,045,094

b) Operating leases

The Company leases aircraft in operation, airport terminal space, other airport facilities, office space and other equipment. At March 31, 2008, GOL leased 57 aircraft under operating leases (63 aircraft at December 31, 2007), with initial lease term expiration dates ranging from 2008 to 2014 and VRG leased 30 aircraft under operating leases (29 aircraft at December 31, 2007), with initial term expiration dates ranging from 2008 to 2014.

8. Leases (Continued)

b) Operating leases (Continued)

Future minimum lease payments under non-cancelable operating leases are denominated in US dollars. Such leases with initial or remaining terms in excess of one year at March 31, 2008 were as follows:

	Thousands of R$			Thousands of US$

	Aircraft	Other	Total	Aircraft	Other	Total

2009	328,074	17,434	345,508	187,567	9,967	197,534
2010	398,910	8,046	406,956	228,066	4,600	232,666
2011	322,432	5,618	328,050	184,342	3,212	187,554
2012	302,716	3,118	305,834	173,070	1,783	174,853
2013	258,959	1,539	260,498	148,053	880	148,933
After 2013	345,405	-	345,405	197,476	-	197,476

Total minimum Lease
payments	1,956,496	35,755	1,992,251	1,118,574	20,442	1,139,016

9. Shareholders’ Equity

The Board of Directors at a meeting held on January 28, 2008, authorized a share repurchase program for the repurchase of up to a total of 5 million of the Company´s preferred shares. Repurchases were made in accordance with applicable securities laws in the open market from time to time, depending on market conditions. During the first quarter of 2008, the Company repurchased 749,500 preferred shares.

10. Commitments

The following table provides a summary of our principal payments under aircraft purchase commitments and other obligations at March 31:

(in R$ 000)	2008	2009	2010	2011	2012	Total

Pre-delivery deposits
for flight equipment	145,128	161,479	141,191	65,472	1,529	514,799
Aircraft purchase
commitments	1,272,799	1,689,492	1,882,005	1,493,646	1,200,285	7,538,227

Total	1,417,927	1,850,971	2,023,196	1,559,118	1,201,814	8,053,026

The Company makes payments for aircraft acquisitions utilizing the proceeds from equity and debt financings, cash flow from operations, short and medium-term credit lines and supplier financing. Pre-delivery deposits refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of Boeing 737-800 Next Generation aircraft.

At March 31, 2008, the Company has a purchase contract with Boeing for acquisition of Boeing 737-800 Next Generation aircraft, under which the Company currently has 100 firm orders and 40 purchase options. The firm orders have an approximate value of R$ 7,538,227 (corresponding to US$ 4,309,775 thousands) based on the aircraft list price (excluding contractual manufacturer’s discounts), including estimated amounts for contractual price escalations and pre-delivery deposits. Aircraft purchase commitments can be financed with long-term financing guaranteed by the U.S. Exim Bank (for approximately 85% of the total acquisition cost).

11. Financial Instruments and Concentration of Risk

At March 31, 2008 and December 31, 2007, the Company’s primary monetary assets were cash equivalents and long-term debt, short-term investments and assets related to aircraft leasing transactions. The Company’s primary monetary liabilities are related to aircraft leasing operations and long-term debt. All monetary assets other than those related to aircraft leasing operations included in the balance sheet are stated at amounts that approximate their fair values. Aircraft leasing operations are valued at the present value of the obligations.

Financial instruments that expose the Company to credit risk involve mainly cash equivalents, short-term investments and accounts receivable. Credit risk on cash equivalents and short term investments relates to amounts invested with major financial institutions. Credit risk on accounts receivable relates to amounts receivable from the major international credit card companies. These receivables are short-term and the majority of them settle within 30 days.

The Company’s revenue is generated in Brazilian Reais (except for a small portion in Argentine Pesos, Bolivian Bolivianos, Chilean Pesos, Colombian Pesos, Euros, Paraguay Guaranis, Peru Nuevos Soles, Uruguayan Pesos and Venezuelan Bolivares from flights between Brazil, Argentina, Bolivia, Chile, Colombia, Germany, France, Italy, Paraguay, Peru, Uruguay and Venezuela). However, its liabilities, particularly those related to aircraft leasing and acquisition, are US dollar-denominated. The Company’s currency exchange exposure at March 31, 2008 is as set forth below:

	March 31, 2008	December 31, 2007

Assets

Cash, cash equivalents and short-term investments	500,222	1,170,526
Deposits with lessors	123.579	163,973
Aircraft and engine maintenance deposits	30,289	31,928
Other	66,806	55,032

Total assets	720,896	1,421,459

Liabilities
Foreign suppliers	44,889	42,341
Leases payable	7,839	17,169
Insurance premium payable	19,395	44,150

Total liabilities	72,123	103,660

Exchange exposure	648,773	1,317,799

Off-balance sheet transactions exposure
Operating leases	1,992,251	2,201,973
Aircraft commitments	8,053,026	8,155,237

Total exchange exposure	10,694,050	11,675,009

11. Financial Instruments and Concentration of Risk (Continued)

The Company’s off-balance sheet exposure represents the future obligations related to operating lease contracts and aircraft purchase contracts.

The Company utilizes derivative financial instruments with first-tier banks for cash management purposes. The Company currently has synthetic fixed income options and swap agreements to obtain the Brazilian overnight deposit rate from fixed-rate or dollar-denominated investments.

a) Fuel

Airline operations are exposed to the effects of changes in the price of aircraft fuel. Aircraft fuel consumed in the first quarter of 2008 and 2007 represented 40.6% and 39.4% of the Company’s operating expenses, respectively. To manage this risk, the Company periodically enters into crude oil option contracts and swap agreements. Because jet fuel is not traded on an organized futures exchange, liquidity for hedging is limited. However, the Company has found commodities for effective hedging of jet fuel costs. Historically, prices for crude oil are highly correlated to Brazilian jet fuel, making crude oil derivatives effective at offsetting jet fuel prices to provide short-term protection against a sharp increase in average fuel prices.

The following is a summary of the company’s fuel derivative contracts (in thousands, except as otherwise indicated):

	March 31,	December 31,
	2008	2007

Fair value of derivative instruments at period end	R$ 16,600	R$ 23,302
Average remaining term (months)	2	2
Hedged volume (barrels)	1,456,000	1,388,000

Quarter ended March 31,:	2008	2007

Hedge effectiveness gain recognized in aircraft fuel	R$ 13,785	-
Hedge ineffectiveness gains recognized in other income (expense)	1,203	R$ 5,325
Percentage of actual consumption hedged (during period)	60%	87%

11. Financial Instruments and Concentration of Risk (Continued)

a) Fuel (Continued)

The Company utilizes financial derivative instruments as hedges to decrease its exposure to jet fuel price increases for short-term time frames. The Company currently has a combination of purchased call options, collar structures, and fixed price swap agreements in place to hedge approximately 39% of its jet fuel requirements at average crude equivalent prices of approximately US$ 93.18 per barrel for the second quarter of 2008.

The Company accounts for its fuel hedge derivative instruments as cash flow hedges under SFAS 133. Under SFAS 133, all derivatives designated as hedges that meet certain requirements are granted special hedge accounting treatment. Generally, utilizing the special hedge accounting, all periodic changes in fair value of the derivatives designated as hedges that are considered to be effective, as defined, are recorded in “Accumulated other comprehensive income” until the underlying jet fuel is consumed. When the aircraft fuel is consumed and the related derivative contract settles, any gains or losses previously deferred in other comprehensive income are recognized as aircraft fuel expense. The Company is exposed to the risk that periodic changes will not be effective, as defined, or that the derivatives will no longer qualify for special hedge accounting. Ineffectiveness, as defined, results when the change in the total fair value of the derivative instrument does not equal 80-125% of the change in the value of the aircraft fuel being hedged or the change in value of the Company’s expected future cash outlay to purchase and consume jet fuel. To the extent that the periodic changes in the fair value of the derivatives are not effective, that ineffectiveness is recorded to “Other gains and losses” in the income statement. Likewise, if a hedge ceases to qualify for hedge accounting, those periodic changes in the fair value of derivative instruments are recorded to “Other gains and losses” in the income statement in the period of the change.

11. Financial Instruments and Concentration of Risk (Continued)

a) Fuel (Continued)

Ineffectiveness is inherent in hedging jet fuel with derivative positions based in other crude oil related commodities, especially given the recent volatility in the prices of refined products. Due to the volatility in markets for crude oil and related products, the Company is unable to predict the amount of ineffectiveness each period, including the loss of hedge accounting, which could be determined on a derivative by derivative basis or in the aggregate. In specific instances, the Company has determined that specific hedges will not regain effectiveness in the time period remaining until settlement and therefore must discontinue special hedge accounting, as defined by SFAS 133. When this happens, any changes in fair value of the derivative instruments are marked to market through earnings in the period of change.

The Company continually looks for better and more accurate methodologies in forecasting and estimating future cash flows relating to its jet fuel hedging program. These estimates are used in the measurement of effectiveness for the Company’s fuel hedges, as required by SFAS 133. The Company’s methodology utilizes a statistical-based regression equation with data from market forward prices of like commodities.

During the three month period ended March 31, 2008, the Company recognized a gain of R$13,785 (R$ 2,730 during the three months ended March 31, 2007) as a reduction of aircraft fuel expense and R$ 1,203 (R$ 2,730 during the three months ended March 31, 2007) of additional net gain in Other expenses, net related to the ineffectiveness of its hedges and the loss of hedge accounting for certain hedges. Of this net total, R$ 2,860 (R$ 61 as of March 31, 2007) was ineffectiveness gain and mark-to-market gain related to contracts that will be settled in future periods. As of March 31, 2008 there was R$ 4,410 (R$ 6,020 as of March 31, 2007), net of taxes, of unrealized gains with jet fuel hedges recorded in “comprehensive income”. During the period, all fuel derivative transactions were designated as hedges.

11. Financial Instruments and Concentration of Risk (Continued)

a) Fuel (Continued)

Outstanding financial derivative instruments expose the Company to credit loss in the event of nonperformance by the counterparties to the agreements. However, the Company does not expect any of its eight counterparties to fail to meet their obligations. The amount of such credit exposure is generally the unrealized gain, if any, in such contracts. To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold financial derivative instruments for trading purposes.

b) Exchange rates

The Company is exposed to the effects of changes in the US$ exchange rate. Exchange exposure relates to amounts payable arising from US$-denominated and US$-linked expenses and payments. To manage this risk, the Company uses US options and futures contracts.

The following is a summary of our foreign currency derivative contracts (in thousands, except as otherwise indicated):

	March 31,	December 31,
	2008	2007

Fair value of derivative instruments	R$ 4,578	R$ 1,049
Longest remaining term (months)	9	3
Hedged volume	223,750	202,250

Quarter ended March 31:	2008	2007

Hedge effectiveness losses recognized in operating expenses	R$ (2,636)	-
Hedge ineffectiveness losses recognized in other income	R$ (1.954)	R$ (6,596)
Percentage of expenses hedged (during period)	52%	50%

The Company utilizes financial derivative instruments as hedges to decrease its exposure to increases in the US$ exchange rate. The Company has utilized derivative financial instruments for short-term time frames. The Company accounts for its foreign currency futures derivative instruments as cash flow hedges under SFAS 133. As of March 31, 2008 the unrealized loss with exchange rates recorded in “comprehensive income” was R$ 138 (R$ 2,040 as of March 31, 2007), net of taxes.

11. Financial Instruments and Concentration of Risk (Continued)

b) Exchange rates (Continued)

While outstanding, these contracts are recorded at fair value on the balance sheet with the effective portion of the change in their fair value being reflected in other comprehensive income. Ineffectiveness, the extent to which the change in fair value of the financial derivatives exceeds the change in the fair value of the operating expenses being hedged, is recognized in other income (expense) immediately. When operating expenses are incurred and the related derivative contract settles, any gain or loss previously deferred in other comprehensive income is recognized in operating expenses.

c) Interest rates

The Company’s results are affected by fluctuations in international interest rates due to the impact of such changes on expenses of lease agreements. On March 31, 2008, the Company contracted derivatives through swap-lock contracts to protect itself from interest rate oscillations of its aircraft leasing contracts. On March 31, 2008, the Company recognized R$ 927 (US$ 530) of net gains in financial income. The fair value changes are recognized in the period as financial income (expense). These financial instruments were not considered hedges.

The Company’s results are affected by changes in the interest rates prevailing in Brazil, incidents on financial investments, short-term investments, local currency liabilities, and assets and liabilities indexed to US dollars. Such variations affect the market value of prefixed securities denominated in reais and the remuneration of cash and financial investments balance. The Company uses Interbank Deposit futures of the Brazilian Mercantile and Futures Exchange (BM&F) solely to protect itself against domestic interest rate impacts on the prefixed portion of its investments. On March 31, 2008, the nominal value of Interbank Deposit futures contracts with the Brazilian Mercantile and Futures Exchange (BM&F) totaled R$ 78,700 (R$ 5,900 as of March 31, 2007) with periods of up to 21 months, with a fair market value of R$ 12 (R$ 1,313 as of March 31, 2007), corresponding to the last owed or receivable adjustment, already determined and not yet settled. The total variations in market value, payments and receivables related to the interest rate futures are recognized as increase or decrease in financial income in the same period they occur.

11. Financial Instruments and Concentration of Risk (Continued)

d) Cash management

The Company utilizes financial derivative instruments for cash management purposes. The Company utilizes synthetic fixed income options and swaps to obtain the Brazilian overnight deposit rate from fixed-rate or dollar-denominated investments. The Company enters into synthetic fixed income option contracts with first-tier banks registered in the Brazilian CETIP clearing house. As of March 31, 2008, the total amount invested in synthetic fixed-income option contracts was R$ 56,533 with an average term of 304 days. The Company utilizes swap agreements to change the remuneration of a portion of its short term investments to the Brazilian overnight deposit rate (“CDI”). As of March 31, 2008, the notional amount of fixed-rate swaps to CDI was R$ 55,900 with a fair value of R$ 419. The change in fair value of these swaps is recognized in interest income in the period of change.

12. Fair Value Measurements

As described in note 2, the company adopted SFAS 157 as of January 1, 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

• Level 1. Observable inputs such as quoted prices in active markets;

• Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

• Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions

12. Fair Value Measurements (Continued)

Assets and liabilities measured at fair value are based on one or more of three valuation techniques noted in SFAS 157. The three valuation techniques are identified in the tables below. Where more than one technique is noted, individual assets or liabilities were valued using one or more of the noted techniques. The valuation techniques are as follows:

a) Market approach. Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
b) Cost approach. Amount that would be required to replace the service capacity of an asset (replacement cost).
c) Income approach. Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The adoption of this pronouncement did not have a material impact on the Company’s financial position, except for certain required disclosures about fair value measurements on a recurring and nonrecurring basis.

The Company’s available-for-sale securities consist of government bonds, certificates of deposit, time-deposits and investment funds. The inputs utilized to determine the fair values of government bonds are obtained in quoted public markets. The inputs utilized to determine fair value of certificates of deposit and time deposits are derived from information obtained quoted in public markets.

The Company’s fuel and interest rate derivative contracts consist of OTC contracts, which are not traded on a public exchange. These contracts include both swaps as well as other different types of option contracts. See Note 11 for further information on the Company’s derivative instruments and hedging activities. The fair values of swap contracts are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized these swap contracts as Level 2. The Company determines the value of option contracts utilizing a standard option pricing model based on inputs that are either readily available in public markets, can be derived from information available in publicly quoted markets, or are quoted by counterparties to these contracts. In situations where the Company obtains inputs via quotes from its counterparties, it verifies the reasonableness of these quotes via similar quotes from another counterparty as of each date for which financial statements are prepared.

12. Fair Value Measurements (Continued)

The Company’s foreign exchange derivatives consist of exchange-listed futures and options contracts. The inputs utilized to determine the fair value of these contracts are obtained from quoted public markets.

The following table presents the Company’s assets measured at fair value on a recurring basis subject to the disclosure requirements of SFAS 157 at March 31, 2008:

		Fair Value Measurements at Reporting Date

		Quoted Prices in	Significant
		Active Markets	Other
	March 31,	for Identical	Observable	Valuation
	2008	Assets (Level 1)	Inputs (Level 2)	Technique

Available-for-sale securities	589,714	113,935	475,779	a, c
Interest rate derivatives	2,002	-	2,002	b
Fuel derivatives	16,600	-	16,600	b
Foreign exchange derivatives	4,578	4,578	-	b

Total assets measured at fair value	612,895	118,513	494,381

The fair value of our Smiles frequent flyer award liability was determined based on the estimated price that third parties would require us to pay for them to assume the obligation for miles expected to be redeemed under the Smiles Program. This estimated price was determined based on our weighted average equivalent ticket value of a Smiles award which is redeemed for travel on Varig or a participating airline. The weighted average equivalent ticket value contemplates differing classes of service and the carrier providing the award travel.

We perform the impairment test for our indefinite-lived intangible assets by comparing the asset’s fair value to its carrying value. Fair value is estimated based on recent market transactions, where available, or projected discounted future cash flows. For additional information regarding impairment, see Note 2.

In evaluating our goodwill for impairment, we first compare its fair value to its carrying value. We estimate the fair value by considering (1) projected discounted future cash flows, if reasonably estimable, (2) market multiple and recent transaction values of peer companies, (3) the potential value of synergies and other benefits, (4) our market capitalization and (5) any premium an investor would pay for a controlling interest.

12. Fair Value Measurements (Continued)

The following table presents the Company’s assets and liabilities measured at fair value on a nonrecurring basis using significant unobservable inputs (Level 3) as defined in SFAS 157 on March 31, 2008:

		Significant
		Unobservable	Valuation
	March 31, 2008	Inputs (Level 3)	Technique

Indefinite–lived intangible assets	623,957	623,957	a, c
Goodwill	779,823	538,944	c
Deferred revenue	(383,078)	(383,078)	b

Total assets and liabilities measured at fair value	1,020,702	779,823

13. Income Taxes

The reconciliation of the reported income tax and social contribution tax and the amount determined by applying the composite fiscal rate at March 31, 2008 and 2007, is as follows:

	Three-months periods ended
	March 31,

	2008	2007

Income (loss) before income taxes	(4,724)	R$ 159,701
Nominal composite rate	34%	34%

Income tax expense by the nominal rate	(1,606)	54,298
Interest on shareholders’ equity	-	(11,427)
Other permanent differences	425	248

Income tax expense (benefit)	(1,181)	43,119

Effective rate	25%	27%

14. Earnings per Share

The Company’s preferred shares are not entitled to receive any fixed dividends. Rather, the preferred shareholders are entitled to receive dividends per share in the same amount of the dividends per share paid to holders of the common shares. However, our preferred shares are entitled to receive distributions prior to holders of the common shares. Consequently, basic earnings per share are computed by dividing income by the weighted average number of all classes of shares outstanding during the year. Preferred shares are excluded during any loss period. The diluted preferred shares are computed including the executive employee stock options calculated using the treasury-stock method as they were granted at an exercise price less that the market price of the shares.

	Three-month period ended
	March 31,

	2008	2007

Numerator
Net income (loss) applicable to common and preferred
shareholders for basic and diluted earnings per share	(3,543)	116,582

Denominator
Weighted-average shares outstanding for basic earnings
per share (in thousands)	202,300	196,212

Treasury stock	(183)	-

Adjusted weighted-average shares outstanding for basic
earnings per share (in thousands)	202,117	196,212

Effect of dilutive securities:
Executive stock options (in thousands)	-	60

Adjusted weighted-average shares outstanding and
assumed conversions for diluted earnings per shares (in
thousands)	202,117	196,271

Basic earnings (loss) per share	(0.02)	0.59
Diluted earnings (loss) per share	(0.02)	0.59

15. Revenue Information

The company operates domestic and international flights. Geographic information for net operating revenues by market, presented below, was compiled based on passenger and cargo transportation provided by origin to final destination for GTA and origin to first destination for VRG:

	Three-month period ended March 31,

	2008	%	2007	%

Domestic	1,423,691	88.6	950,681	91.3
International	183,388	11.4	90,591	8.7

Total	1.607,079	100.0	1,041,272	100.0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.